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[Date]                                                             Exhibit 8.1



IWC Resources Corporation
Indianapolis, Indiana

     Re: Merger of IWC Resources Corporation and Speedway Acquisition Corp., a wholly-owned subsidiary of NIPSCO Industries, Inc.

Gentlemen:

     We have acted as counsel to IWC Resources Corporation, an Indiana corporation ("IWC"), in connection with the acquisition by NIPSCO Industries, Inc., an Indiana corporation ("NIPSCO"), of IWC, through the above described merger (the "Merger"). In that capacity, you have requested our opinion as to certain federal income tax consequences incident to the Merger.

     For purposes of rendering this opinion, we have examined the Agreement and Plan of Merger among IWC, Speedway Acquisition Corp., an Indiana corporation ("Acquisition") and NIPSCO dated as of December 19, 1996 (the "Merger Agreement"), the Registration Statement on Form S-4, as amended (Registration No. ____) (including the Proxy Statement/Prospectus that is a part thereof) filed by NIPSCO with the Securities and Exchange Commission with respect to the issuance of shares of capital stock of NIPSCO in connection with the Merger and such other documents as we have deemed relevant and appropriate. We have also obtained and relied upon certain representations and certifications of officers of IWC and of NIPSCO. Based upon the foregoing, we understand the facts of the Merger to be as follows.

     Pursuant to the Merger Agreement, IWC will merge with and into Acquisition, which was created solely for the purpose of effecting the Merger, under and in compliance with Indiana law. Acquisition will be the surviving corporation in the Merger, with the result that IWC will become a wholly-owned subsidiary of NIPSCO. IWC's authorized and outstanding capital stock consists of 9,080,793 shares of Common Stock, without par value per share ("IWC Common Stock"), comprising all the equity interests in IWC. As consideration for the Merger, holders of the outstanding shares of IWC Common Stock will receive shares of
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IWC Resources Corporation                -2-                            [Date]


NIPSCO Common Stock, without par value ("NIPSCO Common Stock") pursuant to an Exchange Ratio as set forth in the Merger Agreement or, at their election, cash, subject to the limits set forth in the Merger Agreement.

     Based upon and subject to the accuracy of the foregoing and the other matters that have been represented or certified to us, the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, official pronouncements of the Internal Revenue Service, judicial decisions and other relevant authorities, we are of the opinion, for federal income tax purposes, that:

     1.  The Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code and each of IWC, Acquisition and NIPSCO will be a party to the reorganization under Section 368(b) of the Code.

     2. No gain or loss will be recognized by holders of IWC Common Stock by reason of their receipt of NIPSCO Common Stock in connection with the Merger.

     3. Holders of IWC Common Stock who elect to receive solely cash for their IWC Common Stock will recognize gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the IWC Common Stock exchanged therefor. Holders of IWC Common Stock who receive both NIPSCO Common Stock and cash in connection with the Merger will not recognize loss, but will recognize gain, if any, but only to the extent of cash received.

     This opinion is being rendered solely for your benefit and in connection with the Merger and may not be relied upon for any other purpose or by any other party.

                               Very truly yours,